Exhibit 99.1

Wheaton Precious Metals Announces Investor Day Webcast on September 24, 2024

VANCOUVER, BC, Aug. 22, 2024 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that it will host an Investor Day webcast on Tuesday, September 24, 2024, starting at 9:00am Eastern Time.

Speakers will include Randy Smallwood, President and Chief Executive Officer, as well as the Wheaton Executive team. In addition, technical presentations for certain assets will be made by representatives from Wheaton's partners.

To participate in the live call, please use one of the following methods:

RapidConnect URL:	Click here
Live webcast:	Click here
Dial toll free:	1-888-664-6383 or 1-416-764-8650
Conference Call ID:	42883969

The accompanying slideshow will also be available in PDF format on the 'Presentations' page of the Wheaton Precious Metals website.The conference call will be recorded and available until October 1, 2024 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-888-390-0541
Dial from outside Canada or the US:	1-416-764-8677
Pass code:	883969 #
Archived webcast:	Click here

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors leverage to commodity prices and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming.

View original content:https://www.prnewswire.com/news-releases/wheaton-precious-metals-announces-investor-day-webcast-on-september-24-2024-302229060.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/August2024/22/c3419.html

%CIK: 0001323404

For further information: For further information, please contact: Emma Murray, Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 17:00e 22-AUG-24